Exhibit 4 (c) (iv)

Mrs Julie Brown

15, Adam Street,

London

WC2N 6LA

21 February 2013

Dear Julie,

We refer to the Service Contract entered between you and Smith & Nephew UK Limited on 7 November 2012 and write to clarify certain provisions in the contract that were unknown at the time the contract was signed, as follows:

1)	Clause 1.1 refers to the commencement date of your employment.

We confirm that your employment with Smith & Nephew UK Limited commenced on 4 February 2013.

2)	Clause 5.2 refers to a cash payment of £200,000 which would be paid to you if you forfeited the short term incentive payment due to you in respect of 2012 from your former employer AstraZeneca and to a payment of £30,000 which you might have had to repay to AstraZeneca in respect of relocation assistance.

We confirm that as Astra Zeneca has paid you a short term incentive payment in respect of 2012 and has not required you to repay any amount in respect of relocation assistance, Smith & Nephew UK Limited will not be making payment to you of either £200,000 or £30,000.

Yours sincerely,

/s/ Susan Swabey

Susan Swabey

Director